UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

Palomino The Movie, Inc.

Legal Form

Corporation

Jurisdiction of Incorporation/Organization

Florida

Date of organization

April 3, 2023

Physical address of issuer

4750 Kester Ave Apt 7, Sherman Oaks, CA 91403

Website of issuer

www.PalominoMovie.com

Is there a co-issuer?

NO

Name of intermediary through which the offering was or is being conducted:

Rise Up Crowdfunding Portal LLC

CIK number of intermediary

0001898740

SEC file number of intermediary

007-00339

CRD number, if applicable, of intermediary

N/A

Name of qualified third party "Escrow Agent" which the Offering utilizes or utilized

Enterprise Bank and Trust

Amount of compensation paid or to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of seven percent (7%) of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered

Class A Preferred Shares

Target number of Securities to be offered

1,000

Price (or method for determining price)

$10.00

Target offering amount

$10,000

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

At the Company's discretion

Maximum offering amount (if different from target offering amount)

$4,000,000

Deadline to reach the target offering amount

July 12, 2024 unless extended or shortened by the issuer

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

	Most recent fiscal year-end **(As of December 31, 2023)**	**Prior fiscal year-end** **(2022) (1)**
Total Assets	$7,598	$0
Cash & Cash Equivalents	$7,598	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(26,021)	$0

(1) The company was formed on April 3, 2023.

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer

Issuer:

Palomino The Movie, Inc.
4750 Kester Ave Apt 7
Sherman Oaks, CA 91403
www.PalominoMovie.com

Palomino The Movie, Inc. is a corporation formed in Florida on April 3, 2023.

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: (1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and (2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name: Brad Wilson

Brad Wilson's current primary role is with Palomino The Movie, Inc. Brad Wilson currently provides services for 20 hours per week in his role with the Company. He additionally takes on other film projects and spends 20 hours per week on such other film projects outside of Palomino The Movie, Inc.

Positions and offices currently held with the issuer:

Position: President, Secretary

Dates of Service: April 3, 2023 - Present

Responsibilities: Responsible for all acts of management of the company and all acts required to be performed by the Bylaws. Brad currently spends approximately 20 hours a week working for the company. Brad does not take a salary at this time. His compensation is based on (a) a Producer's Agreement whereby he will, as a Producer of the film, be paid based on the film's final production budget and will receive a monthly salary once the film is funded. He will also be entitled to other compensation as a shareholder of the company, just as all shareholders are entitled to any distributions that may occur .

Other business experience in the past three years:

Employer: Higher Purpose Entertainment

Title: Co-CEO/Producer Dates of Service: January 01, 2012 - Present

Responsibilities: As Co-CEO, Brad is equally responsible with the other Co-CEO to manage and operate the company. As a producer, Brad is responsible for producing motion pictures and other entertainment vehicles.

Employer: Furry Fortune The Movie LLC
Title: CEO/Producer
Dates of Service: June 01, 2019 - Present

Responsibilities: As CEO, Brad is responsible to manage and operate the company. As a producer, Brad is responsible for producing a movie entitled The Furry Fortune which was released in August 2023.

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Number of Securities Owned	Type of Security Owned	Percentage

Brad Wilson	87,500	Class A Common Shares & Class A Preferred Shares	21.88%
Mary Hottenroth	87,500	Class A Common Shares & Class A Preferred Shares	21.87%
Carlos Palomino	201,010	Class B Common Shares	50.25%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

Company Overview

Palomino The Movie, Inc. (the "Company") was formed for the sole purpose of creating the motion picture "Palomino." The movie will be about professional boxer Carlos Palomino who overcame astronomical odds to become a world champion boxer and television and movie actor. Carlos rose to fame in the 1970s as a fierce and talented boxer who held the WBC Welterweight World Championship for years and was inducted into the International Boxing Hall of Fame. His untold true story of hard work, determination and a never-give-up attitude is an inspirational tale of perseverance that audiences of all ages and backgrounds will enjoy, as we will show how Palomino became a true champion, both inside and outside of the ring. The company is run by veteran Hollywood producer Brad Wilson who is building a great team to make the film. Palomino The Movie, Inc. pledges that there will be no "Hollywood accounting" and that all revenues and expenses of the company will be transparent to its shareholders.

Competitors and Industry

Our competitors are all other film production companies who produce motion pictures. Our competitors include major film studios and smaller independent film studios. In addition, our competitors include more television and streaming services that provide films and shows for entertainment purposes.

Current Stage and Roadmap

The company is at a very early stage, but has an experienced team prepared to start pre-production of the film as soon as funding is in place.

The plan was to first run this Regulation CF Offering (the "Offering") through our intermediary, Rise Up Crowdfunding Portal, LLC ("Rise Up Crowdfunding"), and to raise at least $10,000 but at present the plan is for pre-production will start once $2,500,000 total has been raised. Should this Offering not raise at least a sufficient amount to produce the film to the satisfaction of the producer, then private money will be sought to finish the budgeting needs. If the Company raises more than $2,500,000, additional production budget items like special effects, funds for an anticipated pay-per-view premiere will be considered, and an attempt will be made to hire bigger name talent to participate in the film.

At present, the company has (a) obtained the exclusive story rights from Carlos Palomino (b) engaged a writer who has written a preliminary script (c) entered into a letter of intent with a pay-per-view company for the anticipated premiere event, and (d) has received a commitment from an award winning composer to score the film.

Rule 201(e) The current number of employees of the Issuer.

0

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

The SEC as well as federal and state securities laws require the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Preferred Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the film at a level that allows the Company to make a profit.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the securities you are buying is limited

Any Class A Preferred Shares purchased through this Regulation Crowdfunding Offering are subject to SEC limitations of transfer. This means that the Class A Preferred Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Class A Preferred Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class A Preferred Shares in the amount of up to $4,000,000 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for most of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Preferred Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Preferred Shares. In addition, if we need to raise more equity capital from the sale of Class A Preferred Shares, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per membership unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class A Preferred Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Preferred Shares we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Class A Preferred

Shares being worth less, because later investors might get better terms.

We have the right to extend the Offering deadline and to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Offering Minimum even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Offering Minimum, at which time it will be returned to you without interest or deduction, or the Company receives the Offering Minimum, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21-calendar days but before the Offering Deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

We face significant market competition

We will compete with larger, established companies who currently have movies or other forms of entertainment on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that film we intend to make will be preferred to any existing or new films. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique Company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any revenues or profits

Palomino The Movie, Inc. was formed in April, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises and particularly, new films. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any securities once our management determine that we are financially able to do so. The Company has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to work around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company Has Limited Operating History.

The Company has a very limited operating history and there can be no assurance that the Company's proposed plan of business can be developed in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations ever will be profitable. The Company has been in operation since inception but has not generated any revenues and will not generate revenues unless the motion picture is made, and the motion picture produces revenues after being made. The Company cannot assure it will be successful in addressing the risks it has already, and may in the future encounter, and its failure to do so could have a material adverse effect on business, prospects, financial condition and results of operations.

The Company Is a Newly Formed Entity With Limited Tangible Assets and Its Continued Operation Requires Funding

The Company is a newly formed entity with limited tangible assets and its continued operation requires funding, even beyond the maximum offering amount sought in this Offering. The Company currently has only minimal assets and a significant portion of its funding will come from this Offering, which will allow the motion picture to be made but will not be enough to bring the Company to profitable operations. A capital infusion, even beyond the maximum offering amount sought by this Offering, may be necessary in order to make the Company's business plan viable.

The Company Is Dependent On Its Management and Founders to Execute the Business Plan

The Company is dependent on its management and founders to execute the business plan. The Company's operations and viability will be dependent on Brad Wilson, Carlos Palomino and others. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to create the motion picture and to obtain distribution for the film. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements. The loss, through untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company's Bank Account Will Not Be Fully Insured

The Company's regular bank account and the escrow account where investor's funds will be held prior to closing each have federal insurance for only up to $250,000. It is anticipated that the account balances in each account could exceed $250,000 at times. In the event that either bank should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Model And The Subject Matter Of the Film May Attract The Attention Of Competitors Which Could Adversely Affect Your Investment

As the Company's business model gains acceptance and attracts the attention of competitors, and as the subject matter of the film becomes known and publicized, the Company may experience competition, which could adversely affect revenues and gross margin, and thus, your investment. If the Company is unable complete the film, or fails to offer additional products or services with sufficient profit margins, its revenue growth will slow and business and financial results will suffer.

The Company Will Be In Direct Competition With Companies That May Provide Similar Services And May Have More Financial Resources And More Experience.

The Company will be in direct competition with both new companies and existing companies that may provide similar services. Some or all of these companies, including movie studios and other independent producers, may have far more financial resources and more experience in the business than the Company and there can be no assurance that the Company will be able to successfully compete. The Company intends to enter a highly competitive industry and within this highly competitive industry are many companies and entities with established track records and substantial capital backing.

The Company Faces Development And Business Risks.

The Company will be subject to the risks generally incident to the ownership and operation of a business engaged in the operation of producing motion pictures, including without limitation, fluctuations in the cost of improving and changing technology, the costs of actors and personnel necessary to complete the film, the costs of producing, creating, and distributing the film, other materials and services and the availability of financing for the Company's activities, inability to timely deliver a completed film or completed products or services to customers, risk of rejection of the film, products or services from customers or distributors, risk of insolvency of Company customers, possible theft of trade secrets and/or unauthorized use of the film, products or services, risk of loss of the Company's assets due to defaults on secured liens from lenders, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for motion pictures, products and services similar to those of the Company, and laws, regulations and taxes, all of which are matters beyond the Company's control, may have a material adverse effect upon the value of the Company and upon the ability of the Company to operate profitably. There is no assurance that the Company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. Motion pictures are frequently announced but never made or distributed if made. If some or all of those things should occur, investors in the Company stand to lose their entire investment.

Binding Agreements With Key Relationships Being Negotiated But Are Not Finalized.

The Company has not completed contracts or other binding legal arrangements with important key relationships at the time of this Offering, including but not limited to actors to play the roles in the motion picture, or a studio or distributor to assist in various aspects of the production and distribution of the motion picture including the proposed Pay Per View offering, which is only at the non-binding Letter of Intent stage. Failure to sign such binding and definitive agreements with any or all of these important relationships could materially affect the viability of the Company and of the film. Investors will be given an opportunity to make inquiries of management as to the current status of all material contracts and to inspect contracts prior to investing in the Company.

Early Investors Bear Greater Risk In This Offering As The Company May Not Be Able To Obtain Additional Financing.

Even if the Company is successful in selling the maximum offering amount of Class A Preferred Shares in the Offering, the Company may be required to raise additional funds to continue its business. The Company may not be able to obtain additional financing as needed on acceptable terms, or at all, which would force the Company to delay its plans for making the motion picture as well as implementation of our strategy which could materially harm its business, financial condition and results of operations. If the Company needs additional funds, the Company may seek to obtain them primarily through equity or debt financings. Those additional financings could result in dilution to the Company's current members and to you. A failure to raise the maximum offering amount increases the chance that the Company's business plan will not be successfully executed, the film will not be made, or the film will not be distributed, and that early investors and you might lose their entire investment.

An Investment in the Company's Class A Preferred Shares Could Result In A Loss of Your Entire Investment

An investment in the Company's Class A Preferred Shares involves a high degree of risk and you should not purchase the shares if you cannot afford the loss of your entire investment. Due to the restrictions on transferability of, and the lack of any market for, the shares, you will probably not be able to liquidate your investment for any reason. There is also no assurance the Company can pay interest or repay debt when due.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company intends to pay distributions in the future to its Shareholders if the Company is profitable, there can be no assurance that cash flow and profits will allow such distributions to be made. The majority of motion pictures made by independent producers are not ever profitable, and there is no assurance that this film will be profitable either.

The Class A Preferred Shares In This Offering Is Not Registered and Have Restrictions on Transfer.

The Class A Preferred Shares of this Offering have not been registered under the 1933 Securities Act in reliance upon an exemption under such act. Further, the Class A Preferred Shares are being sold pursuant to exemptions from registration in the various states in which they are being offered. There is no assurance that this Offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution of this Offering, the conduct and timing of similar offerings by the Company or its affiliates in the past and in the future, or the change of any securities laws or regulations. Further, the exemptions may not be available if the Company attempts to distribute the Class A Preferred Shares in a manner prohibited by either federal or other applicable state securities laws. For instance, if any payments made by the Company to third parties who are not registered broker/dealers are categorized as sales commissions, the Company may lose its eligibility for certain registration exemptions. If, and to the extent, suits for rescission are brought and successfully concluded for failure to register the Class A Preferred Shares under various state or federal securities laws, or for acts or omissions constituting certain prohibited practices under state and federal securities laws, both the capital and assets of the Company could be adversely affected, thus jeopardizing the ability of the Company to operate successfully. Further, the time of the Company's management and the capital of the Company could be expended in defending an action by investors or by state or federal authorities even where the Company ultimately is exonerated.

There is No Market for the Company's Class A Preferred Shares

The Company has not registered, is not under any obligation to register, and does not presently intend to register the Class A Preferred Shares with any regulatory authorities at any time in the future. Non-registration of the Class A Preferred Shares makes the investment extremely illiquid and impairs the ability of shareholders to dispose of their holdings. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of legends affixed to the unit certificates, to dispose of the Class A Preferred Shares, no market currently exists for the Class A Preferred Shares or any of the Company's securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The Class A Preferred Shares is illiquid and should be considered a long-term investment. There are substantial restrictions on the transferability of the Class A Preferred Shares and in all likelihood, you will not be able to liquidate the investment.

Investing In A Motion Picture Is Inherently Risky and Speculative

Investment in this Company, or in the motion picture industry in general, is inherently risky and speculative. In addition to the risks set out herein, significant risks of investing in the motion picture industry include adverse economic conditions, intense competition, cost overruns in producing and marketing the motion picture, unavailability of qualified talent for the motion picture, loss of talent previously committed or interested in the motion picture, absence of qualified distributors or licensees, lack of customer acceptance of the motion picture, termination of contracts, limited experience of management, government regulation, inadequate capital and inability to obtain funding from alternative sources such as foreign film incentive programs, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, and inflationary factors.

The Commercial Success Of Any Motion Picture Is Dependent On Factors Beyond The Control Of The Company

The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for the motion picture, including actors and other production personnel. Competent distributors or joint venture partners may not be available to assist the Company in its financing and marketing efforts for the motion picture, if required. The Company may not be able to sell or license the motion picture because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences

Investment in A Single Motion Picture is Speculative

This motion picture is being produced primarily for theatrical exhibition, a possible Pay-Per-View event, DVD, television and/or streaming release. The motion picture may not receive the notoriety that could accompany a full theatrical release if it is not broadly released in theaters. Consequently, the gross revenue potential could be substantially lower than if the motion picture achieves a release in the full theatrical market, of which there is no assurance. There is no assurance that any exhibitor will license the motion picture or that it will earn revenue.

Investment in Motion Picture Development and Production is Speculative

The development and production of motion pictures involves a substantial degree of risk, and that risk is compounded by investing in the Company, who plans to only produce one motion picture. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film itself, or bad weather). In fact, as this Offering is starting, the actors' union and the writers' union are presently on strike. Accordingly, the Company may require funds in excess of the motion picture' anticipated budgets in order to complete production. Although the Company will seek to obtain customary production insurance for the motion picture to protect the Company against some of these risks, the Company may or may not purchase a completion bond, depending on its cost. Accordingly, investors will bear the entire risk that the motion picture does not have sufficient funding to complete production.

There Are Significant Risks Related to Motion Picture Distribution

There is no assurance that the Company will be successful in securing one or more distributors to distribute the motion picture if it is completed. Furthermore, if a distributor distributes the motion picture, there is no assurance that the motion picture will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the motion picture is an artistic success and/or cast with recognizable creative elements, the Company may be at a disadvantage in its negotiations. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that a distributor will not limit the motion picture's run, limit the territories in which the motion picture is exhibited or otherwise fail to promote the motion picture actively. Any such action by a distributor could have a material adverse effect on the economic success of the motion picture and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the motion picture. In the event that the film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the motion picture will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, cash flow and net profits from the motion picture, if any, will not be realized until many months after the Company's expenditure for the motion picture. The Company may retain a sales agent to sell the domestic or foreign rights to the motion picture. No assurance can be given that the Company will actually be able to obtain a sales agent, that a sales agent, if obtained, would be able to sell any rights to the motion picture or that if such rights are sold, the sale will be on terms advantageous to the Company.

The Company Has No Domestic Distribution Agreement In Place

Investors should note that no domestic distribution agreement is in place at present. At this time, the United States domestic distribution business is substantially dominated by large studio distributors and their affiliates. The studios are increasingly focused on large budget "event" pictures or smaller art house projects. Motion pictures with no major acting elements attached to them are increasingly being released directly to cable and/or DVD, and receive little or no theatrical support. A limited theatrical release, or no theatrical release at all, may have an adverse effect on the return for the motion picture in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact the motion picture's potential sales. At the budget range estimated for the motion picture, the Company will be dependent on the reactions of film critics and its expected fan base. In recent years, the ability to obtain domestic theatrical distribution for films has been dependent on success at specialized art film festivals such as the Sundance Film Festival. The number of films applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted and screened. Moreover, even if the motion picture is screened, there can be no assurance that the motion picture will obtain distributors. If the motion picture is not admitted and screened at festivals, this could have a serious impact on the ability to obtain distributors and distribution for the motion picture.

The Company May Obtain A Portion Of Production Financing For The Motion Picture By Some Combination Of Joint Venture Or Pre-Sale Of Rights In Foreign Territories

The Company may obtain a portion of production financing for the motion picture by some combination of joint venture or pre-sale of rights for the exploitation of the motion picture in one or more territories. The Company has the right to sell at any time, including prior to the production of the motion picture, the distribution rights to the motion picture in any territory which it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company. Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the motion picture in certain territories will ultimately dilute the market potential for the motion picture.

There Are Risks of Cost Overruns

The Company may incur substantial cost overruns in the production and distribution of the motion picture. Unanticipated costs may force the Company to dilute its ownership in the motion picture substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the motion picture if it is unable to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the motion picture because of cost overruns, the probability of earning a profit or a return of your investment in the motion picture is diminished.

The Offering Price Has Been Arbitrarily Determined

The offering price of the Class A Preferred Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs and bears no relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The price of the Class A Preferred Shares is arbitrary and may not be indicative of the value of the Shares or the Company now or in the future.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Business May Be Affected by Economic Conditions.

As with all new or emerging ventures and with motion pictures in general, the Company's business and the film may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.

Management, Officers, Directors and Shareholders/Owners Have Conflicts of Interest and Affiliated Companies That Will Do Business With Company.

Management and/or executives may own, control or manage other companies or businesses that may do business with the Company. Contracts with such affiliated companies have inherent conflicts of interest and such agreements will not have been the result of arms' length negotiations or third- party bidding. Certain members of management have interests in other companies that will or may do business with Company, which may create a conflict of interest, and management of Company may agree to waive those conflicts of interest to do business with the other companies.

Our Company And The Making And Distribution Of The Film May Be Negatively Impacted By A New Coronavirus Outbreak, Its Aftermath Or Another Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. We face uncertainty if a new or recurring pandemic causes significant disruption to U.S and global markets and business. At the time this Offering is starting, the overall and long term impacts of the outbreak are unknown and rapidly evolving. This pandemic, or another pandemic, epidemic or outbreak of an infectious disease in the United States may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which such a pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic and the actions to contain the pandemic or treat its impact, among others. If another outbreak of the coronavirus occurs, the effects of such a widespread infectious disease and epidemic may cause an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of a pandemic are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of a pandemic, if it continues, may cause an overall decline in the economy as a whole and therefore may materially harm our Company. At the time this Offering is starting, movie theatres in the United States and in most countries have declined in revenues based on the 2019 coronavirus outbreak and related factors. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the business of the Company, and your investment.
e other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Name	Number of Securities Owned	Type of Security Owned	Percentage

Brad Wilson	50	Class A Common Shares	50.0%
Mary Hottenroth	40	Class A Common Shares	40.0%

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of all classes of securities as of the date of this filing.

Name	Number of Securities Owned	Type of Security Owned	Percentage
Brad Wilson	87,500	Class A Common Shares & Class A Preferred Shares	21.88%
Mary Hottenroth	87,500	Class A Common Shares & Class A Preferred Shares	21.87%
Carlos Palomino	201,010	Class B Common Shares	50.25%

Note that all percentages above do not include shares to be issued from the Company's Equity Incentive Plan. None have been issued as of the date of this filing.

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

The Company has authorized Class A Common Shares, Class B Common Shares and Class A Preferred Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,000 of Class A Preferred Shares. For a detailed description of all rights associated with the various classes of shares, please review the Company's Articles of Incorporation and Bylaws

Class A Preferred Shares

The amount of security authorized is 798,900 Class A Preferred Shares with a total of 198,900 Class A Preferred Shares issued and 100,000 Class A Preferred Shares authorized but unissued for the Company's Equity Incentive Plan. Class A Preferred Shares are the only shares being offered for sale in the Company's Regulation CF Offering.

Voting Rights

There are no voting rights associated with Class A Preferred Shares.

Material Rights

Liquidation Preference. The holders of Class A Preferred Stock who acquired said stock as part of a Regulation CF securities offering shall have a liquidation preference in the event of dividends, distributions or the sale or merger of the company. The liquidation preference shall be limited to the holders of Class A Preferred Stock being entitled to repayment of the amount of their investment in said stock acquired as part of a Regulation CF securities offering before any profits are distributed to any other shareholders in any fashion. If a repayment of the amount of investments is made by the Company and less than the full amount of the total investment of all Regulation CF securities holders is made, then each Regulation CF Class A Preferred shareholder shall receive a pro rata amount of such returned investment amount based on the percentage that shareholder has of all capital invested in the Company in any and all Regulation CF offerings. If such a partial return of capital contributions is made, no distribution of profits shall be made until all capital contributions are returned to each member Regulation CF Class A Preferred shareholder.

Dividends. Subject to applicable law and the Articles of Incorporation, the Company's Board of Directors may, but is not obligated to, declare dividends on shares of the capital stock of the corporation and those dividends may be paid in cash, property, or shares of the corporation.

Class A Common Shares

The amount of security authorized is 100 with a total of 100 outstanding.

Voting Rights

Holders of Class A Common Shares shall be entitled to one vote for each Class A Common Share. Class A Common Shares have all voting rights on all matters except those expressly reserved by Florida law.

Material Rights

There are no material rights associated with Class A Common Shares.

Class B Common Shares

The amount of security authorized is 201,000 with a total of 201,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Shares.

Material Rights

There are no material rights associated with Class B Common Shares.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The exercise of rights held by the principal shareholders of the Issuer or Co-Issuer could affect the purchasers of the securities offered in a number of ways. For additional disclosure, please review the Form C and Form C/A previously filed, as well as all corporate documents attached to said filings.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

See answer to section titled "*Rule 201(m) A description of the ownership and capital structure of the Issuer*" above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

Pre-Money Valuation: $5,000,000.00

Valuation Details: We determined our pre-money valuation based on multiple factors including: management experience, the industry experience of the team working on the film and revenue projections. The company management team has over thirty-five years of experience in the film industry. Based on this experience, management believes that the film will produce revenues of at least $5,000,000 if it obtains a theatrical release and if the proposed Pay-Per-View event occurs. Determined from the above factors and analysis, management believes that the pre-money valuation for the company is $5,000,000.00. The Company set its valuation internally without a formal third-party independent valuation.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

As a minority holder of Class A Preferred Shares of the company, you will have limited rights with regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this Offering will have nonvoting rights and may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional securities. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees or others exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible shares or warrants) into shares.

If the Company decides to issue more securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share.

Also please see the discussion above in the section titled: *Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky*.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, more shares being authorized and issued by the Equity Incentive Program, or by conversion of certain instruments (e.g. options, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Also, it should be noted that shares will be issued to Rise Up Crowdfunding Portal LLC and Cultivate Capital Group LLC based upon the amount of securities sold in this Offering. These two entities are entitled to 4,000 Class A Preferred Shares if the Offering is fully subscribed at $4,000,000 (1% equity for each dollar raised) and also has authorized and plans to issue up to 100,000 Class A Preferred Shares to various persons or entities that participate in the Equity Incentive Plan unless additional shares are authorized for said program. All such additional shares, once issued, will cause additional dilution to investors in this Offering.

Should only the minimum offering be met, shares have been set aside for Rise Up Crowdfunding Portal LLC and Cultivate Capital Group LLC who are entitled to 10 Class A Preferred Shares if the Offering is subscribed at $10,000 (1% equity for each dollar raised).

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

For a year, the securities you are purchasing in this offering can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Creditor: John and Donna Morgan
Amount Owed: $25,000.00
Interest Rate: Flat rate of $12,500.00 when repaid

1,250 Class C Preferred Shares were issued to the lender also in connection with a $25,000.00 loan to the Company. The loan terms require that the amount must be repaid from proceeds along with $12,500.00 interest after the Company has raised $250,000.00.

Rule 201(q) A description of exempt offerings conducted within the past three years.

Name: Class A Common Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 100
Use of proceeds: Founders Class A Common Shares
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 201,000
Use of proceeds: Founders Class B Common Shares
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Preferred Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 398,750
Use of proceeds: Founders Class A Preferred Shares
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Preferred Shares
Type of security sold: Equity
Final amount sold: $25,000.00

Number of Securities Sold: 1,250
Use of proceeds: Startup costs. These shares are part of a note issued through a loan from the Company for $25,000. This loan must be repaid, along with interest totally $12,500.00 when the Company has raised a net amount transferred from escrow of $250,000 in this Offering.
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

None

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes attached to this document. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections above.

Please see the financial statements attached for subsequent events and applicable disclosures.

2023 Results of Operations, Liquidity and Capital Resources

The Company had revenues of $0 in 2023. In addition, the cost of goods sold was $0 in 2023. For additional information on Operations, Liquidity and Capital Resources, please review this document and its attachments in their entirety.

The ability to operate the Company without revenue generation will depend on the amount of capital raised. That being said, until pre-production of the film begins, the Company has very little overhead and can continue to operate on a very small budget for a considerable length of time.

The operational challenges we face are primarily raising capital. If we are unable to raise a significant amount of capital, the film will not be able to be made. As of December 31, 2023 and 2023, the Company had $7,598 cash on hand, respectively.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

 /s/ Brad Wilson
(Signature)

 Brad Wilson
(Name)

 President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

 /s/Brad Wilson
(Signature)

 Brad Wilson
(Name)

 Principal Executive Officer,
 Principal Financial Officer,
 Principal Accounting Officer
 and President
(Title)

4-29-24
 (Date)

EXHIBIT
FINANCIAL STATEMENTS

PALOMINO THE MOVIE INC.

(a Florida corporation)

Financial Statements and Audit Report

For the inception period of April 4, 2023 through December 31, 2023



INDEPENDENT AUDITOR'S REPORT

April 22, 2024

To: Board of Directors, PALOMINO THE MOVIE INC.

Re: 2023 Financial Statement Audit

We have audited the accompanying financial statements of PALOMINO THE MOVIE, INC. (a corporation organized in Florida) (the "Company"), which comprise the balance sheets as of December 31, 2023, and the related statements of income, shareholders' equity/deficit, and cash flows for the inception period from April 4, 2023 through December 31, 2023, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the inception period from April 4, 2023 through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO


PALOMINO THE MOVIE, INC.
BALANCE SHEET
As of December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements


	December 31, 2023
ASSETS	
Current Assets	
Cash and cash equivalents	$ 7,598
Total current assets	7,598
Total Assets	$ 7,598
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
None	$ 0
Total Current Liabilities	0
Total Liabilities	0
SHAREHOLDERS' EQUITY	
Common Stock	33,619
Retained deficit	(26,021)
Total Shareholders' Equity	7,598
Total Liabilities and Shareholders' Equity	$ 7,598

PALOMINO THE MOVIE, INC.
STATEMENT OF OPERATIONS
For inception period from April 4, 2023 through December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	April 4, 2023 – December 31, 2023
Revenues, net	$ –
Operating expenses	
General and administrative	18,021
Professional fees	8,000
Total operating expenses	26,021
Net Operating Income (Loss)	(26,021)
Tax (provision) benefit	–
Net (loss)	$ (26,021)

PALOMINO THE MOVIE, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For inception period from April 4, 2023 through December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock $	Retained Deficit	Total Shareholders' Equity
Balance as of April 4, 2023 (inception)	**$ 0**	**$ 0**	**$ 0**
Share issuances	33,619		33,619
Net Income (Loss)		(26,021)	(26,021)
Balance as of December 31, 2023	**$ 33,619**	**$ (26,021)**	**$ 7,598**

PALOMINO THE MOVIE, INC.
STATEMENT OF CASH FLOWS
For inception period from April 4, 2023 through December 31, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	April 4, 2023 – December 31, 2023
Operating Activities	
Net Income (Loss)	$ (26,021)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating asset and liabilities:	
None	
Net cash used in operating activities	(26,021)
Investing Activities	
None	–
Net cash used in investing activities	–
Financing Activities	
Proceeds from capital raising	33,619
Net change in cash from financing activities	33,619
Net change in cash and cash equivalents	7,598
Cash and cash equivalents at beginning of period	–
Cash and cash equivalents at end of period	$ 7,598

PALOMINO THE MOVIE, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
AS OF DECEMBER 31, 2023

NOTE 1 – NATURE OF OPERATIONS

PALOMINO THE MOVIE, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Florida on April 4, 2023 and is a company producing a feature-length film about Carlos Palomino, a former world welterweight boxing champion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company has adopted December 31 as its accounting year-end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023, the Company had $7,598.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be in early-stage development of the Company's filmmaking.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023 and has incurred a cumulative loss since inception. The Company's has raised sufficient cash to continue with its development operations.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has already or will file a corporate income tax return for the period ended December 31, 2023.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 1,000,000 shares of stock. The Company as Class A common (voting), Class B common (non-voting), and Class A preferred (non-voting) shares. As of December 31, 2023, the Company has issued 100, 201,000, and 198,900 of Class A common, Class B common, and Class A preferred shares, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the funds that the shareholders of the Company may extend to the Company to cover operating and set-up costs.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2023, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal or broker-dealer.

Management's Evaluation
Management has evaluated subsequent events through April 22, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.